Exhibit 2.2 / Letter to the Wisconsin OCI


Jack P. Stephenson, Jr.
Direct Dial: (205) 458-5201
Direct Fax: (205) 244-5708
Email: jstephen@burr.com

                                 March 31, 2006


Office of the Commissioner of Insurance
State of Wisconsin
125 South Webster Street
Madison, Wisconsin 53707-7873

Attention:  Mr. Tim Vande Hey
            Insurance Financial Examiner
            Bureau of Financial Analysis and
            Examination

     Re: Acquisition of Control of Physicians Insurance Company of Wisconsin, Inc. by ProAssurance Corporation (Case No. 06-C29893)

Dear Mr. Vande Hey:

     We have acted as corporate and securities counsel for ProAssurance Corporation ("ProAssurance") in connection with its proposed acquisition of control of Physicians Insurance Company of Wisconsin, Inc. ("PIC-Wisconsin") pursuant to the terms of the Agreement and Plan of Merger between ProAssurance and PIC-Wisconsin dated December 8, 2005, as amended February 14, 2006 (the "Merger Agreement"). We have been asked to respond to the request for additional information in connection with the review by the Office of the Commissioner of Insurance of Wisconsin ("OCI") set forth in your letter dated March 29, 2006. We have been asked to address Item 2 which reads as follows:

               2. Please provide legal justification as to the transferability of PIC-WI outstanding shares of common stock. Your response should include a discussion related to the original intent of transferability of the outstanding shares of PIC-WI stock and any provision and/or communication that you are aware of that were meant to restrict the transferability of the shares.

     We have enclosed a letter from Jeffrey B. Bartell of Quarles & Brady LLP, counsel for PIC-Wisconsin, that addresses the original intent of the restrictions on the transferability of the outstanding shares of PIC-Wisconsin stock. As indicated in the letter, the shares were initially issued pursuant to exemption from registration under the federal securities laws provided by
Section 3(a)(11) of the Securities Act of 1933 and Rule 147 promulgated thereunder (the so-called "intra-state exemption"). That exemption required that the shares not be transferred to persons who are not Wisconsin residents for a certain period of time after the completion of the offering. The transferability of the shares was not prohibited. The restriction was placed on the shares to ensure compliance with the intra-state exemption.

     Mr. Bartell further discusses the Shareholder Rights Agreement that was adopted by the Board of Directors of PIC-Wisconsin to discourage transfers of PIC-Wisconsin stock that could result in a change of control of PIC-Wisconsin without the prior approval of the PIC-Wisconsin board. While the Shareholder Rights Agreement does not restrict the transferability of the shares of PIC-Wisconsin's stock, the rights, when triggered, adversely affect the purchaser of the shares thereby discouraging the transfer of the shares in a transaction that triggers the issuance of rights under the Shareholder Rights Agreement. The Merger Agreement has been approved by the PIC-Wisconsin board of directors, and as Mr. Bartell indicated, the board amended the Shareholder Rights Plan to exempt ProAssurance and the transactions contemplated by the Merger Agreement from its application.

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     Mr. Bartell concludes his letter with his opinion that there are no restrictions on transfer of the PIC-Wisconsin common stock that would affect or limit the exchange of PIC-Wisconsin stock for ProAssurance stock as contemplated by the Merger Agreement. In addition, we are of the further opinion that the proposed acquisition of control of PIC-Wisconsin will constitute a corporate transaction involving the conversion of PIC-Wisconsin's stock (as opposed to a transfer of the shares). The change of control will be accomplished by the merger of PIC-Wisconsin and a subsidiary of ProAssurance, Physicians Merger Company, Inc., under the terms of the Merger Agreement. If the Merger Agreement is approved by the stockholders of PIC-Wisconsin and other regulatory approvals are obtained, Physicians Merger Company, Inc. will be merged into PIC-Wisconsin; the outstanding shares of PIC-Wisconsin will be converted into shares of ProAssurance common stock; and the outstanding shares of Physicians Merger Company will be converted into shares of PIC-Wisconsin so that PIC-Wisconsin will survive as a wholly owned subsidiary of ProAssurance. The merger agreement provides that the outstanding shares of PIC-Wisconsin common stock will automatically be converted into shares of ProAssurance common stock at the completion of the merger. Certificates for shares of PIC-Wisconsin common stock will be deemed to evidence the number of shares of ProAssurance common stock which the holder is entitled to receive under the terms of the Merger Agreement until the certificates are physically surrendered in exchange for certificates of ProAssurance stock.

     There will be no restriction on the transferability of the ProAssurance common stock issued under the Merger Agreement (except for limitations on the manner of sale of shares by control persons of PIC-Wisconsin under SEC Rule
145). As you are aware, ProAssurance has filed a registration statement with the SEC to register the shares of ProAssurance common stock to be issued to the holders of PIC-Wisconsin common stock under the Merger Agreement. The ProAssurance shares to be issued in the merger will be listed on the New York Stock Exchange and will be eligible for trading immediately after the merger. The merger has been structured so that all PIC-Wisconsin shareholders will have the opportunity to continue to own stock in the combined companies and so that those who do not want to continue to own the stock may sell the shares in the public market at any time after the merger.

     We trust you will find our letter and the letter from Mr. Bartell responsive to your request. Please let us know if you desire any additional information.

                                                     Yours very truly,
                                                     /s/ Jack P. Stephenson, Jr.
                                                     Jack P. Stephenson, Jr.